SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a or 15d–16 of
the Securities Exchange Act of 1934

Press Release issued on October 30, 2002

EuroTel Bratislava, a.s.
(Exact name of co-registrant and parent guarantor as specified in its Articles of Association)

Vajnorská 100/A
831 03 Bratislava
Slovak Republic
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):82 N/A

EUROTEL BRATISLAVA REPORTS STRONG EBITDA
IN THIRD QUARTER 2002
REVENUES INCREASE 16% DURING FIRST NINE MONTHS OF 2002

•	EBITDA up 52.8% over third quarter 2001 to Sk938 million
•	EBITDA margin increased to 39.8% in third quarter 2002, compared to 29.6% in third quarter 2001 and 36.8% in second quarter 2002
•	More than 1,097,000 mobile customers at the end of third quarter 2002, a 36.5% increase over third quarter 2001
•	Increase in ARPU by 4% over second quarter 2002
•	Mobile service revenues increased 21% to Sk2.1 billion over third quarter 2001

Slovakia, Bratislava, October 30, 2002 – EuroTel Bratislava a.s. (“EuroTel,” the “Company,” or “we”), a leading telecommunications company in the Slovak Republic, today announced that it ended the third quarter of 2002 with 1,097,077 customers, a 36.5% increase compared to the customer count at the end of September 30, 2001.

EuroTel reported earnings before interest, taxes, depreciation and amortization (EBITDA) of Sk938.4 million (Euro 22.3[1] million) for the quarter ended September 30, 2002, a 52.8% improvement over EBITDA of Sk614.2 million (Euro 14.1 million) for the third quarter of 2001. The Company’s EBITDA margin came out to 39.8% in the third quarter of 2002, as compared to 29.6% in the same period of 2001.

Net customer additions for the quarter were 45,071, a 67.6% decrease over the 139,083 net customer additions in the same period of last year. EuroTel estimates its market share of active mobile customers in Slovak Republic to be approximately 40% at the end of September 2002.

EuroTel’s CEO Robert Chvátal said: “At the end of the third quarter, Slovak mobile penetration reached 50%, which is promising, as the traditionally busy Christmas season is still ahead of us. We believe the market is hungry for innovation and EuroTel continued to meet this demand by commercially launching GPRS and MMS services recently. In addition, video streaming of a local TV news station has also been introduced. We are committed to providing the latest mobile data communication services to EuroTel customers in line with the advances in mobile handsets. Real mobile data revenue streams are expected to materialize in late 2003 and EuroTel will continue to lead the Slovak market as the technical innovator”.

[1]
Unless otherwise noted, all monetary figures are in Slovak Crowns (Sk). At September 30, 2002, Euro 1 = Sk42.011, and US$1 = Sk42.963. At September 30, 2001, Euro 1 = Sk43.640, and US$1 = Sk47.311. (Source: National Bank of Slovakia) Euro and US$ amounts are presented as convenience translations only.

Ivan Bošňák, EuroTel’s Chief Financial Officer, noted: “We have seen an expansion of margins at the gross profit, EBITDA and the operating level, which is due to decelerating penetration growth as well as the result of management’s focus on costs control. We believe the market continues to have significant growth potential and we remain optimistic about the mobile industry’s perspectives. This is the second consecutive quarter during which we showed increase in ARPU and decrease in churn levels. This positive economic climate is further supported by the well-accepted results of recent elections and the positive reaction of foreign investors.”

Operating Performance

EuroTel’s 21.3% increase in mobile service revenues for the third quarter of 2002 over the same period of 2001 was driven primarily by strong growth of both postpaid and prepaid customers.

Prepaid ARPU decreased from Sk295 in the third quarter 2001 to Sk258 in the same period of 2002, and postpaid ARPU decreased from Sk1,947 to Sk1,712 during this interval.

Prepaid ARPU, however, increased from Sk247 in the second quarter of 2002 to Sk258 in the third quarter of 2002 and postpaid ARPU increased by Sk72 to Sk1,712 over the same period.

EuroTel’s blended ARPU for postpaid and prepaid customers decreased to Sk640 in the third quarter of 2002 from Sk758 in the same period of 2001 as the Company penetrated the broader consumer market with a 37.4% increase in prepaid customers since September 30, 2001. In the third quarter of 2002, the blended ARPU increased to Sk640 from Sk617 in the second quarter of this year.

As of September 30, 2002, the Company had 1,097,077 active mobile customers, including 274,232 GSM postpaid subscribers, 810,235 GSM prepaid customers and 12,610 NMT subscribers. This represents a growth rate of 36.5% from the 803,638 total active mobile customers the Company had at September 30, 2001.

Total revenues, including revenues related to mobile equipment and other sales, and managed data network services, increased by 13.9% to Sk2,359 million in the third quarter of 2002 compared to the same period of 2001. Cost of sales and services for the third quarter of 2002 decreased by 0.4% to Sk938 million; the mobile service cost of sales went up by 32.3% while mobile equipment and other cost of sales decreased by 34.3%.

Third quarter 2002 gross profit increased by 25.8% to Sk1,421 million. Gross profit margin for the period increased to 60.2%, from 54.5% in the third quarter of 2001. EuroTel experienced this increase in gross profit margin mainly due to lower cost of sales for mobile phone handsets. Prepaid acquisition costs per gross add declined to Sk282 in third quarter 2002 from Sk562 in the same period of 2001. Postpaid acquisition cost per gross add declined to Sk3,016 from Sk3,807 over the same period.

For the nine months ended September 30, 2002, revenues increased by 16.2% to Sk6.6 billion and cost of sales increased by 15.5% to Sk2.8 billion. Gross profit increased by 16.7% to Sk3.8 billion in the same period. Gross margin slightly increased to 57.1%, from 56.9% in the nine months ended September 30, 2001, as a result of controlled postpaid acquisition and retention costs.

The Company reported a Sk512 million operating profit for the third quarter of 2002, compared with an operating profit of Sk254 million for the same period last year. The increase in operating profit was primarily due to the mobile service revenue growth, reduced subscriber acquisition costs, and a continued focus on controlling operating expenses.

The Company incurred net finance income of Sk27 million in the third quarter of 2002 compared with net finance costs of Sk290 million in the third quarter of 2001. This decrease in finance cost was primarily due to foreign exchange gains and lower interest expense on borrowings. Foreign exchange gains in the third quarter are the result of the appreciation of the Slovak Crown against the Euro, the currency in which all our borrowings are denominated. The interest expense on borrowings declined in the third quarter of 2002 compared to the same period of 2001 as a consequence of our repurchase of Euro 15 million in Senior Guaranteed Notes in September and October of 2001, as further detailed below.

EuroTel recorded a net income of Sk406 million in the third quarter of 2002, compared with a net loss of Sk36 million in the third quarter of 2001. For the nine months ended September 30, 2002, EuroTel experienced a net income of Sk533 million, as compared to a net income of Sk199 million for the nine months ended September 30, 2001.

Financial Condition

Debt.    Gross debt as of September 30, 2002 totaled Sk6.7 billion (Euro 160 million) in Senior Guaranteed Notes due 2007.

On March 23, 2000, the Company’s financing subsidiary, Slovak Wireless Finance Company B.V., issued seven-year Senior Guaranteed Notes at a coupon rate of 11.25% for total gross proceeds of Euro 175 million. Euro 90.5 million of the proceeds were used to pay down then-existing bank debt. The remaining net proceeds were and currently continue to be used to fund network expansions, customer acquisitions, UMTS license costs and general corporate purposes.

In April 2001, the Company finalized an increase in ordinary share capital by capitalizing all outstanding shareholder loans and accrued interest in an aggregate value of Sk3,059 million (US$64.5 million).

During the second half of 2001, EuroTel repurchased Euro 15 million of the Senior Guaranteed Notes in a series of open-market transactions for a total net consideration of Sk687 million. As a result, EuroTel’s gross debt decreased to Euro 160 million as of October 31, 2001.

Capital Expenditures.    EuroTel invested Sk814 million in property, plant and equipment in the third quarter of 2002, up from Sk368 million in the same period last year. The increase primarily reflects capacity added to serve our growing customer base as well as the coverage expansion in selected locations. EuroTel’s nationwide network build-out is substantially completed and future capital expenditure continues to be success-related, depending on EuroTel’s customer base expansion rate and coverage expansion requirements. Our year-to-date capital expenditure reached Sk1,872 million, an increase of Sk1,017 million over the nine months of 2001. In addition, In August 2002, EuroTel has settled the first installment of Sk500 million for the UMTS license. The balance of Sk999 million of the UMTS license fee is payable in December 2002.

Liquidity.    During the third quarter of 2002, the Company funded its operations, capital expenditures, handset purchases and interest payments with internally generated cash flow as well as with a portion of the proceeds from its March 2000 bond offering. Cash on hand at the end of the quarter was Sk1,447 million. Short-term investments of Sk2,346 million were also maintained. In third quarter 2002, Company generated negative free cash flow of Sk826 million compared to negative free cash flow of Sk109 million in the same period of last year. This is mainly due to the settlement of the Sk500 million installment of the UMTS license as well as to higher capital expenditure.

Other Developments

PARTNER.    On July 2, 2002 EuroTel launched a new service called “Partner,” which enables contract subscribers to activate up to three additional SIM cards which are linked to the subscriber’s original SIM without any additional monthly fees.

EASY TEAM.    Since August 1, 2002 EuroTel launched a new prepaid rate plan in the EASY offering—EASY TEAM. EASY TEAM offers premium calling rates on EuroTel’s network, extended off-peak hours and full roaming capabilities for both voice service and SMS.

MMS.    On August 22, 2002 EuroTel was the first Slovak operator to introduce MMS multimedia messaging to the Slovak market. MMS is the new generation of messaging, allowing users to send and receive photos, color pictures, animations and music clips via mobile phones.

GPRS.    On September 9, 2002 EuroTel introduced commercial operation of GPRS (General Packet Radio Service) platform. Currently EuroTel offers 10 types of GPRS mobile handsets. Until the end of December 2002, EuroTel customers can enjoy unlimited use of this service at a promotional price.

Board of Directors.    On October 18, 2002, Michael Guenther was elected as the new chairman of EuroTel’s board of directors. Mr. Guenther, a nominee of Slovak Telecom, has been a member of EuroTel’s board of directors since October 2000 and succeeded Ladislav Mikuš. Mr. Guenther is member of the Board of management in T-Mobile International AG, Germany, responsible for managing mobile communication holdings in Central and Eastern Europe since September of 2001.

Operating Highlights

Slovak Crowns (in 000s)	Third Quarter
	2002	2001	% Change
Revenues	2,358,870	2,071,740	13.9%
Gross Margin	1,420,754	1,129,575	25.8%
EBITDA	938,394	614,169	52.8%
Operating Profit	511,521	253,519	101.8%
Net Income / (Loss)	406,201	(35,814)	1,234.2%

	Third Quarter
	2002	2001	% Change
Active Mobile Customer Base	1,097,077	803,638	36.5%
Net Mobile Customer Additions	45,071	139,083	-67.6%
Average Monthly Churn	1.69%	1.96%	-13.8%
Average Monthly billable MOU per Subscriber	87	109	-20.2%
Monthly ARPU	Sk640	Sk758	-15.6%
Ending Number of Employees	1,021	899	13.6%

# # #

For more information, contact:

Ivan Bošňák	Can Önen
Chief Financial Officer	Investor Relations
+421-2-4955-5114	+1-212-983-1702 x212
bosnaki@eurotel.sk	investor_relations@eurotel.sk

Or consult our web page at: http://www.eurotel.sk

EuroTel (http://www.eurotel.sk) is a leading telecommunications company in the Slovak Republic, offering both mobile telecommunications services and managed data network services. As of September 30, 2002, the Company’s GSM and NMT mobile networks covered approximately 98% of the Slovak Republic’s 5.4 million population. EuroTel is owned 51% by Slovak Telecom (http://www.telecom.sk), a subsidiary of Deutsche Telekom AG (Frankfurt, amtlicher Handel: DTE / NYSE: DT; http://www.telekom.de), and 49% by Atlantic West B.V., a joint venture between subsidiaries of Verizon Communications (NYSE: VZ; http://www.verizon.com) and AT&T Wireless Services, Inc. (NYSE: AWE; http://www.attws.com).

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Listed below are some important factors which could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: material adverse changes in the business environment in Slovakia, such as the devaluation of the Slovak Crown, inflation levels above those in the U.S. and economic downturns; the effect of changes in the regulatory environment in Slovakia; our ability to develop new technologies and recruit and retain qualified personnel; our ability to obtain the financing necessary to pursue business opportunities; and our ability to adapt to rapid technological changes and significant competition. Readers are cautioned not to place undue reliance on the aforementioned forward-looking statements, which speak only as of the date hereof and EuroTel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Attached are Selected Unaudited Consolidated Financial Information and Condensed Unaudited Consolidated Balance Sheets of EuroTel for the three and nine months ended September 2002 and 2001, prepared in accordance with International Accounting Standards.

EUROTEL SELECTED UNAUDITED CONSOLIDATED FINANCIAL INFORMATION
COMPARISON OF THIRD QUARTER 2002 WITH THIRD QUARTER 2001
(in thousands of Slovak Crowns)

Statement of Operations Data	3Q02		3Q01		Growth
Revenues
Mobile service revenues	2,056,822		1,696,079		21.3%
Mobile equipment and other sales	183,770		260,388		-29.4%
Managed data network service revenues	118,278		115,273		2.6%

Total revenues	2,358,870		2,071,740		13.9%
Cost of sales and services
Mobile service cost of sales	612,491		462,950		32.3%
Mobile equipment and other cost of sales	290,463		442,139		-34.3%
Managed data network service cost of sales	35,162		37,076		-5.2%

Total cost of sales	938,116		942,165		-0.4%
Gross profit	1,420,754	60.2%	1,129,575	54.5%	25.8%
Operating expenses
Advertising, marketing and sales expense	109,744		121,371		-9.6%
Depreciation and amortization	426,873		360,650		18.4%
Other operating expenses	372,616		394,035		-5.4%

Operating profit	511,521		253,519		101.8%
Finance (costs) / income	27,354		(290,346)		-109.4%
Taxes	(132,674)		1,013		-13,197.1%

Net income / (loss)	406,201		(35,814)		-1,234.2%

EBITDA	938,394		614,169		52.8%
EBITDA margin	39.8%		29.6%		34.5%
SG&A as a % of revenue	20.4%		24.9%		-18.1%

EUROTEL SELECTED UNAUDITED CONSOLIDATED FINANCIAL INFORMATION
COMPARISON OF THIRD QUARTER 2002 WITH SECOND QUARTER 2002
(in thousands of Slovak Crowns)

Statement of Operations Data	3Q02		2Q02		Growth
Revenues
Mobile service revenues	2,056,822		1,923,981		6.9%
Mobile equipment and other sales	183,770		147,462		24.6%
Managed data network service revenues	118,278		117,778		0.4%

Total revenues	2,358,870		2,189,221		7.7%

Cost of sales and services
Mobile service cost of sales	612,491		549,700		11.4%
Mobile equipment and other cost of sales	290,463		300,544		-3.4%
Managed data network service cost of sales	35,162		37,356		-5.9%

Total cost of sales	938,116		887,600		5.7%

Gross profit	1,420,754	60.2%	1,301,621	59.5%	9.2%

Operating expenses
Advertising, marketing and sales expense	109,744		103,048		6.5%
Depreciation and amortization	426,873		388,760		9.8%
Other operating expenses	372,616		393,070		-5.2%

Operating profit	511,521		416,743		22.7%
Finance (costs) / income	27,354		(327,759)		-108.3%
Taxes	(132,674)		(34,920)		279.9%

Net income	406,201		54,064		651.3%

EBITDA	938,394		805,503		16.5%
EBITDA margin	39.8%		36.8%		8.2%
SG&A as a % of revenue	20.4%		22.7%		-10.1%

EUROTEL SELECTED UNAUDITED CONSOLIDATED FINANCIAL INFORMATION
COMPARISON OF NINE MONTHS ENDED SEPTEMBER 30, 2002
WITH NINE MONTHS ENDED SEPTEMBER 30, 2001
(in thousands of Slovak Crowns)

Statement of Operations Data	Sept 30, 2002		Sept 30, 2001		Growth
Revenues
Mobile service revenues	5,741,346		4,676,050		22.8%
Mobile equipment and other sales	544,111		686,883		-20.8%
Managed data network service revenues	350,461		346,928		1.0%

Total revenues	6,635,918		5,709,861		16.2%

Cost of sales and services
Mobile service cost of sales	1,651,430		1,202,233		37.4%
Mobile equipment and other cost of sales	1,086,587		1,149,904		-5.5%
Managed data network service cost of sales	108,223		111,352		-2.8%

Total cost of sales	2,846,240		2,463,489		15.5%

Gross profit	3,789,678	57.1%	3,246,372	56.9%	16.7%

Operating expenses
Advertising, marketing and sales expense	315,119		326,310		-3.4%
Depreciation and amortization	1,222,394		1,088,938		12.3%
Other operating expenses	1,138,408		991,944		14.8%

Operating profit	1,113,757		839,180		32.7%
Finance costs	(395,631)		(494,819)		-20.0%
Taxes	(184,930)		(145,206)		27.4%

Net income	533,196		199,155		167.7%

EBITDA	2,336,151		1,928,118		21.2%
EBITDA margin	35.2%		33.8%		4.1%
SG&A as a % of revenue	21.9%		23.1%		-5.2%

EUROTEL CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET
COMPARISON OF THIRD QUARTER 2002 WITH THIRD QUARTER 2001
(in thousands of Slovak Crowns)

Assets	3Q02	3Q01	Growth

Non-current assets
Property and equipment	6,149,848	5,226,341	17.7%
Licenses	622,952	692,817	-10.1%
Deferred expenses	25,406	30,643	-17.1%
UMTS license prepayment	500,000	—	—
Deferred tax	—	15,615	—

	7,298,206	5,965,416	22.3%

Current assets
Inventories	331,009	269,076	23.0%
Receivables, prepayments and deferred expenses	1,338,060	1,194,553	12.0%
Current investments	2,346,183	3,291,346	-28.7%
Cash and cash equivalents	1,446,566	1,427,049	1.4%

	5,461,818	6,182,024	-11.7%

Total assets	12,760,024	12,147,440	5.0%

Liabilities and equity

Shareholders’ equity
Share capital	3,734,735	3,734,735	—
Retained earnings / (accumulated deficit)	384,908	(256,277)	-250.2%

	4,119,643	3,478,458	18.4%

Non-current liabilities
Long term notes	6,487,013	6,918,612	-6.2%
Deferred revenues	25,406	30,643	-17.1%
Deferred tax	224,259	—	—

	6,736,678	6,949,255	–3.1%

Current liabilities
Trade, other payables and deferred revenues	1,899,602	1,674,477	13.4%
Accrued interest – long term notes	2,101	2,250	-6.6%
Provisions	2,000	43,000	-95.3%

	1,903,703	1,719,727	10.7%

Total liabilities and equity	12,760,024	12,147,440	5.0%

EUROTEL CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET
COMPARISON OF THIRD QUARTER 2002 WITH SECOND QUARTER 2002
(in thousands of Slovak Crowns)

Assets	3Q02	2Q02	Growth
Non-current assets
Property and equipment	6,149,848	5,591,335	10.0%
Licenses	622,952	640,418	-2.7%
Deferred expenses	25,406	23,173	9.6%
UMTS license prepayment	500,000	—	—

	7,298,206	6,254,926	16.7%

Current assets
Inventories	331,009	153,947	115.0%
Receivables, prepayments and deferred expenses	1,338,060	1,258,802	6.3%
Current investments	2,346,183	3,157,428	-25.7%
Cash and cash equivalents	1,446,566	1,599,458	-9.6%

	5,461,818	6,169,635	-11.5%

Total assets	12,760,024	12,424,561	2.7%

Liabilities and equity
Shareholders’ equity
Share capital	3,734,735	3,734,735	—
Retained earnings / (accumulated deficit)	384,908	(21,293)	-1,907.7%

	4,119,643	3,713,442	10.9%

Non-current liabilities
Long term notes	6,487,013	6,844,096	-5.2%
Deferred revenues	25,406	23,173	9.6%
Deferred tax	224,259	73,889	203.5%

	6,736,678	6,941,158	-2.9%

Current liabilities
Trade, other payables and deferred revenues	1,899,602	1,569,073	21.1%
Accrued interest – long term notes	2,101	198,888	-98.9%
Provisions	2,000	2,000	—

	1,903,703	1,769,961	7.6%

Total liabilities and equity	12,760,024	12,424,561	2.7%

EuroTel Bratislava, a.s.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 31, 2002	EuroTel Bratislava, a.s.

	By:	/S/ ROBERT CHVÁTAL
Robert Chvátal
Chief Executive Officer

	By:	/S/ IVAN BOŠŇÁK
Ivan Bošňák
Chief Financial Officer